Filed by Linde PLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

Commission File No. for Registration Statement on Form S-4: 333-218485

October 23, 2017

– CONVENIENCE TRANSLATION –

Linde Public Limited Company

Guildford, United Kingdom

Announcement pursuant to sections 34, 21 para. 2 sentence 1 in conjunction with section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover

Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG) regarding the availability of the amendment of the offer

– lowering of the minimum acceptance ratio –

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

On August 15, 2017, Linde Public Limited Company, Guildford, United Kingdom (the “Bidder”), published the offer document (the “Offer Document”) for its voluntary public takeover offer in the form of an exchange offer (the “Exchange Offer”) to the shareholders of Linde Aktiengesellschaft, Munich, Germany (“Linde AG”), regarding the acquisition of all ordinary bearer shares without par value of Linde AG (ISIN DE0006483001 (WKN 648300)) (the “Linde Shares”) for a consideration of 1.540 shares of the Bidder (ISIN IE00BZ12WP82) for each Linde Share. The completion of the Exchange Offer and the agreements which come into existence as a result of accepting the Exchange Offer are subject to certain closing conditions.

The Bidder has lowered the minimum acceptance ratio (within the meaning of Section 12.1.1 of the Offer Document) to 111,382,843 Linde Shares and amended the Exchange Offer accordingly (the “Amendment of the Exchange Offer”). This corresponds to a lowering of the minimum acceptance ratio from 75% to 60% of all Linde Shares entitled to voting rights existing at the time of this publication, excluding, for the avoidance of doubt, any Linde Shares held directly by Linde AG as treasury shares.

Due to the Amendment of the Exchange Offer, the acceptance period of the Exchange Offer is extended by two weeks pursuant to Section 21 para. 5 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and in accordance with Rule 14e-1 of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. It will expire on November 7, 2017 at 24:00 hours (midnight) (CET).

This Amendment of the Exchange Offer as well as its non-binding English convenience translation are available for distribution free of charge at Deutsche Bank Aktiengesellschaft (inquiries to be made by providing a complete address or e-mail address by mail to Taunusanlage 12, 60325 Frankfurt am Main, Germany, by fax to +49 69 91038794 or by e-mail to dct.tender-offers@db.com).

The Amendment of the Exchange Offer and its non-binding English convenience translation are also available on the internet at www.lindepraxairmerger.com.

Guildford, October 23, 2017

Linde Public Limited Company

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde Aktiengesellschaft (“Linde”), Linde Public Limited Company (“Linde plc”) has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.